UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

__________________________

FORM 6-K

__________________________

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

December 2007

Date of Report (Date of Earliest Event Reported)

__________________________

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avda. El Golf 40, Piso 4

Las Condes

Santiago, Chile

 (Address of principal executive office)

__________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
Yes _______ No ___X____

CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2007 and 2006

(Free translation of original in Spanish)

Consolidated Balance Sheets

Consolidated Statements of Income

Consolidated Statements of Cash Flows

Notes to the Consolidated Financial Statements

Report of Independent Auditors

Ch$

-

Chilean pesos

ThCh$

-

Thousands of Chilean pesos

US$

-

United States dollars

UF

-

Unidades de Fomento (Chilean government inflation-indexed monetary units)

AR$

-

Argentine pesos

R$

-

Brazilian Reais

ThR$

-

Thousands Brazilian Reais

Consolidated Balance Sheets

(Figures in ThCh$ of December 31, 2007)

	For the years ended
ASSETS	December 31,
	2007	2006
CURRENT ASSETS	ThCh$	ThCh$
Cash	24,754,142	17,551,601
Time deposits	49,088,381	7,704,145
Marketable securities (net)	48,533,561	27,970,558
Trade accounts receivable (net)	44,280,949	38,811,661
Notes receivable (net)	14,553,358	13,387,208
Other receivables (net)	16,031,584	12,511,404
Notes and accounts receivable from related companies	1,847,050	3,107,695
Inventories (net)	27,298,620	24,370,223
Recoverable taxes	9,716,707	8,496,968
Prepaid expenses	1,904,080	1,729,828
Deferred income taxes	5,234,679	956,324
Other current assets	22,576,016	19,672,432
TOTAL CURRENT ASSETS	265,819,127	176,270,047

PROPERTY, PLANT & EQUIPMENT
Land	16,751,276	15,475,103
Buildings & improvements	98,502,738	91,348,992
Machinery and equipment	229,584,693	231,550,546
Other property, plant & equipment	217,489,779	222,663,321
Technical reappraisal of property, plant & equipment	2,208,110	2,208,366
Depreciation	(395,953,016)	(410,693,053)
TOTAL PROPERTY, PLANT & EQUIPMENT	168,583,580	152,553,275

OTHER ASSETS
Investments in related companies	24,961,690	24,129,151
Investments in other companies	133,944	60,085
Goodwill	57,062,478	72,908,499
Long-term receivables	37,511	55,153
Long-term notes and accounts receivable from related companies	49,736	38,853
Intangibles	417,000	456,380
Amortization	(254,522)	(276,537)
Others	23,617,723	125,410,579
TOTAL OTHER ASSETS	106,025,560	222,782,163
TOTAL ASSETS	540,428,267	551,605,485

The accompanying Notes 1 to 32 are an integral part of these consolidated financial statements.

Consolidated Balance Sheets

(Figures in ThCh$ of December 31, 2007)

	For the years ended
	December 31,
LIABILITIES AND SHAREHOLDERS' EQUITY	2007	2006
	ThCh$	ThCh$
CURRENT LIABILITIES
Short-term bank liabilities	3,950,822	2,674,272
Current portion of long-term bank liabilities	122,361	471,317
Current portion of bonds payable	6,914,470	32,190,444
Dividends payable	5,810,563	5,061,518
Accounts payable	54,585,035	46,040,374
Other creditors	4,988,474	3,411,368
Notes and accounts payable to related companies	19,157,342	11,613,224
Provisions	3,475,223	3,098,739
Withholdings	20,653,598	21,168,418
Income taxes payable	17,206,020	4,330,722
Unearned income	466,466	536,513
Other current liabilities	1,335,008	5,014,867
TOTAL CURRENT LIABILITIES	138,665,382	135,611,776

LONG-TERM LIABILITIES
Long-term bank liabilities	740,645	448,971
Bonds payable	73,597,622	81,651,038
Other creditors	79,559	143,150
Long-term notes and accounts payable to related companies	3,381,883	3,812,304
Provisions	16,927,953	18,363,766
Deferred Income Taxes	12,375,536	4,433,103
Other long-term liabilities	12,223,405	10,820,242
TOTAL LONG-TERM LIABILITIES	119,326,603	119,672,574

MINORITY INTEREST	1,287,144	1,257,528

SHAREHOLDERS’ EQUITY
Paid-in capital	217,013,513	217,013,513
Other reserves	(11,443,442)	1,879,795

Retained earnings	75,579,067	76,170,299

Accumulated earnings	11,171,454	10,745,409
Net income for the period	81,601,944	79,857,372
Interim dividends	(17,194,331)	(14,432,482)
TOTAL SHAREHOLDERS’ EQUITY	281,149,138	295,063,607
Total Liabilities and Shareholders' Equity	540,428,267	551,605,485

The accompanying Notes 1 to 32 are an integral part of these consolidated financial statements.

Consolidated Statements of Income

(Figures in ThCh$ of December 31, 2007)

	For the years ended
	December 31,
	2007	2006
	ThCh$	ThCh$
OPERATING INCOME
Net sales	636,689,030	587,189,979
Cost of sales	(351,451,736)	(335,170,666)
Gross margin	285,237,294	252,019,313
Administrative and selling expenses	(169,742,952)	(149,778,490)
OPERATING INCOME	115,494,342	102,240,823

NON OPERATING INCOME AND EXPENSE
Financial income	22,935,160	13,459,664
Equity in earnings of equity investments	946,304	577,853
Other non-operating income	13,334,468	6,115,872
Equity in losses of equity investments	(277,806)	(201,315)
Amortization of goodwill	(6,502,674)	(6,983,589)
Financial expenses	(15,161,028)	(16,510,470)
Other non-operating expenses	(7,739,178)	(7,930,321)
Price level restatement	(4,543,047)	(293,829)
Foreign exchange gains	(9,971,405)	3,983,953
NON OPERATING INCOME AND EXPENSE	(6,979,206)	(7,782,182)

Income before income taxes and extraordinary items	108,515,136	94,458,641
Income tax expense	(26,870,391)	(14,569,482)
Income before minority interest	81,644,745	79,889,159
Minority interest	(42,801)	(31,787)
NET INCOME FOR THE PERIOD	81,601,944	79,857,372

The accompanying Notes 1 to 32 are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flow

(Figures in ThCh$ of December 31, 2007)

	For the years ended
	December 31
	2007	2006
	ThCh$	ThCh$
NET CASH PROVIDED BY OPERATING ACTIVITIES
Collection of trade receivables	861,758,139	777,119,009
Financial income received	20,944,402	12,002,443
Dividends and other distributions received	3,310,687	1,593,786
Other income received	58,538	19,204
Payments to suppliers and personnel	(602,907,835)	(528,278,609)
Interest paid	(17,398,601)	(13,676,988)
Income taxes paid	(21,337,617)	(11,639,754)
VAT and other tax payments	(107,288,665)	(100,825,152)
NET CASH PROVIDED BY OPERATING ACTIVITIES	137,139,048	136,313,939

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES
Borrowings	52,597,852	47,761,041
Dividend distribution	(78,347,834)	(79,136,331)
Loan payments	(51,328,372)	(76,446,381)
Bond payments	(13,659,106)	(12,804,970)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(90,737,460)	(120,626,641)

NET CASH PROVIDED BY (USED IN) INVESTMENT ACTIVITIES
Proceeds from sales of property, plant and equipment	698,325	2,199,027
Proceeds from sales of permanent investments	-	5,495,867
Proceeds from sales of other investments	108,329,808	39,863,022
Additions to property, plant & equipment	(56,024,449)	(39,742,692)
Permanent investments	(3,651,700)	-
Investments in financial instruments	(17,906,465)	(1,389,970)
NET CASH PROVIDED BY (USED IN) INVESTMENT ACTIVITIES	31,445,519	6,425,254

TOTAL NET CASH FOR THE PERIOD	77,847,107	22,112,552
Effect of inflation on cash and cash equivalents	(1,124,534)	(654,338)
Net (decrease) increase in cash and cash equivalents	76,722,573	21,458,214
Cash and cash equivalents at beginning of period	44,649,133	23,190,919
CASH AND CASH EQUIVALENTS AT END OF PERIOD	121,371,706	44,649,133

The accompanying Notes 1 to 32 are an integral part of these consolidated financial statements.

Reconciliation between Net Income and Net Cash Flows

Provided by Operating Activities

(Figures in ThCh$ of December 31, 2007)

	For the years ended
	December 31,
	2007	2006
	ThCh$	ThCh$
NET INCOME	81,601,944	79,857,372
Loss (Gain) on sale of property, plant and equipment	146,702	2,285,690
Loss on sale of investments	85,549	-
Gain on sale of other assets	84,741	-
INCOME ON SALE OF ASSETS:	316,992	2,285,690

Depreciation	29,147,969	31,740,874
Amortization of intangibles	237,000	210,268
Write-offs and provisions	1,088,696	2,922,718
Equity in earnings of equity investments	(946,304)	(577,853)
Equity in losses of equity investments	277,806	201,315
Amortization of goodwill	6,502,674	6,983,589
Price level restatement	4,543,047	293,829
Foreign exchange gains, net	9,971,405	(3,983,953)
Other credits to income that do not represent cash flows	(2,812,986)	(433,873)
Other charges to income that do not represent cash flows	3,533,358	-
ADJUSTMENTS TO NET INCOME THAT DO NOT REPRESENT MOVEMENTS OF CASH	51,542,665	37,356,914

(Increase) decrease in trade accounts receivable	(280,050)	1,722,221
(Increase) decrease in inventories	(5,406,713)	(5,048,033)
(Increase) decrease in other assets	(27,189,797)	(16,285,209)
CHANGES IN OPERATING ASSETS	(32,876,560)	(19,611,021)

Increase (decrease) in accounts payable related to operating income	2,953,033	10,364,880
Increase (decrease) in interest payable	9,339,661	10,509,022
Increase (decrease) in income taxes payable	11,482,335	8,591,816
Increase (decrease) in other accounts payable related to non-operating income	7,057,325	4,694,966
Increase (decrease) in valued added tax and other similar items	5,678,852	2,232,513
CHANGES IN OPERATING LIABILITIES	36,511,206	36,393,197

Minority interest	42,801	31,787

NET CASH PROVIDED BY OPERATING ACTIVITIES	137,139,048	136,313,939

The accompanying Notes 1 to 32 are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2007 and 2006 (figures expressed in ThCh$ of December 31, 2007)

Note 1 - Incorporation in the Securities Register

Embotelladora Andina S.A. was incorporated in the Securities Register under No. 00124 and, in conformity with Law 18,046 is subject to the supervision of the Chilean Superintendence of Securities and Insurance Companies (the “SVS”).

Note 2 - Summary of Significant Accounting Principles

a)

Accounting period

The consolidated financial statements cover the period January 1 to December 31, 2007 and are compared to the same period in 2006.

b)

Basis of preparation

The consolidated financial statements have been prepared in conformity with generally accepted accounting principles issued by the Chilean Institute of Accountants, as well as rules and regulations of the SVS.  In the event of discrepancy, the SVS regulations will prevail.

c)

Basis of presentation

For comparison purposes, the figures in the prior-year financial statements have been restated by 7.4% according to CPI and minor reclassifications have been made.

d)

Basis of consolidation

The accompanying financial statements include assets, liabilities, income and cash flows of the Parent Company and its subsidiaries.  The equity and income accounts of the Parent Company and its subsidiaries have been combined, eliminating investments and current accounts between consolidated companies, transactions between them and the unrealized income from inter-company transactions.

In addition, for proper presentation of consolidated net income, the participation in income by minority shareholders is shown in the consolidated statements of income under Minority interest.

Holding percentages

The subsidiaries included in the consolidated financial statements and Andina’s direct and indirect holding percentages are as follows:

Company Name	Ownership Interest
	2007			2006
	Direct	Indirect	Total	Total
Abisa Corp S.A.	-	99.99	99.99	99.99
Andina Bottling Investments S.A.	99.90	0.09	99.99	99.99
Andina Inversiones Societarias S.A.	99.99	-	99.99	99.99
Andina Bottling Investments Dos S.A.	99.90	0.09	99.99	99.99
Embotelladora Del Atlantico S.A.	-	99.98	99.98	99.96
Rio de Janeiro Refrescos Ltda.	-	99.99	99.99	99.99
Servicios Multivending Ltda.	99.90	0.09	99.99	99.99
Transportes Andina Refrescos Ltda.	99.90	0.09	99.99	99.99
Vital S.A.	-	99.99	99.99	99.99
RJR Investments Corp S.A.	-	99.99	99.99	99.99
Vital Aguas S.A.	56.50	-	56.50	56.50

e)

Price-level restatement

The financial statements have been restated to reflect the effect of price-level changes on the purchasing power of the Chilean peso during the respective periods.  Restatements have been determined on the basis of the percentage variation of the official Chilean Consumer Price Index, “CPI”, issued by the Chilean National Institute of Statistics, which amounted to 7.4% for the period December 1, 2006 to November 30, 2007 (2.1% for the same period of the previous year).

f)

Currency translation

Balances in foreign currency are considered as non-monetary items and are translated at the exchange rate prevailing at year-end.   Regarding balances subject to restatement, these have been restated by the corresponding restatement index or by the agreed upon rate.

Assets and liabilities in foreign currency and Unidades de Fomento have been translated into local currency at the following end of period exchange rates:

		2007	2006
		Ch$	Ch$
Unidades de Fomento	(UF)	19,622.66	18,336.38
United States dollars	(US$)	496.89	532.39
Argentine pesos	(AR$)	157.79	173.87
Brazilian Real	(R$)	280.52	249.01
Euro	(€$)	730.94	702.08

g)

Marketable securities

Marketable securities include investments in mutual funds and investment fund shares, valued at the redemption value for each year end.

Investments in bonds are valued at the lesser of restated cost plus accrued interest and market value.

h)

Inventories

The cost of raw materials includes all disbursements made in the acquisition process and deemed necessary for them to be readily available for use.  The costs of finished products include all manufacturing costs.  Raw materials and finished products are valued at the average weighted cost.

Provisions are made for obsolescence on the basis of turnover of raw materials and finished products.

The stated values of inventories do not exceed their estimated net realizable value.

i)

Allowance for doubtful accounts

The allowance for doubtful accounts consists of a general provision determined on the basis of the aging of accounts receivable and on a case-by-case analysis where collection is doubtful.  In the opinion of the Company’s management, the allowances are reasonable and the net balances are recoverable.

j)

Property, plant and equipment

For companies incorporated in Chile, Property, Plant and Equipment is carried at acquisition value plus price-level restatements. For companies incorporated abroad it has been restated in terms of the variation of the U.S. dollar according to the details described in Note 2m.

Technical reappraisal of property, plant and equipment, authorized by the SVS on December 31, 1979, is shown at restated value under the heading “Technical reappraisal of property, plant and equipment”.

Fixed assets to be disposed of for sale are valued at the lower of the net realizable value and book value. Unrealized losses are reflected in the consolidated statement of income under Other non-operating expenses.

k)

Depreciation

Depreciation of property, plant and equipment is determined by the straight-line method based on the estimated useful lives of the valued assets.

l)

Containers

Inventories of containers, bottles and plastic containers at plants, warehouses, and with third parties are stated at cost plus price-level restatements and are included in Other property, plant and equipment.  Broken or damaged containers at plants and warehouses are expensed in each accounting period.

m)

Investments in related companies

Investments in shares or rights in companies in which the Company has a significant holding in the investee are accounted for using the equity method.  The Company’s proportionate share of net income and losses of related companies is recognized in the consolidated statements of income, after eliminating any unrealized profits or losses from transactions between related companies.

Investments in foreign companies are valued in conformity with Technical Bulletin No. 64 issued by the Chilean Institute of Accountants.  The United States (“US”) dollar is the currency used to control investments and to translate financial statements of foreign companies.  Assets and liabilities from these investments are translated into Chilean pesos at year end exchange rate, except that non-monetary assets and liabilities and shareholders’ equity are first expressed at their equivalent value in historical US dollars.  Income and expense items are first translated into US dollars at the average exchange rate during the month.

n)

Intangibles

Intangibles include franchise rights and licenses that are amortized over the terms of the contracts, not in excess of 20 years.

o)

Goodwill

Goodwill represents the difference between purchase cost of the shares acquired and the proportional equity value of investment on the purchase date.  These differences are amortized based on the expected period of return of the investment, estimated at 20 years.

p)

Bonds payable

Bonds payable includes the placement of Yankee Bonds on the US markets and placement of bonds in UF in Chile, which are carried at the issue rate.  The difference in valuation as compared to the effective placement rate is recorded as a deferred asset.  This asset is amortized using the straight-line method over the term of the respective obligations, under Financial Expenses.

q)

Income taxes and deferred income taxes

The companies have recognized its current tax obligations in conformity with current legislation.  The effects of deferred income taxes arising from temporary differences between the basis of assets and liabilities for tax and financial statement purposes are recorded on the basis of the enacted tax rate that will be in effect at the estimated date of reversal, in conformity with Technical Bulletin No. 60 issued by the Chilean Institute of Accountants.  The effects of deferred income taxes existing at the time of the enforcement of the aforesaid Bulletin, i.e. January 1, 2000, and not previously recognized, are recorded as gain or loss according to their estimated reversal period.

r)

Staff severance indemnities

The Company has recorded a liability for long-term service indemnities in accordance with the collective agreements entered into with its employees.  The provision is stated at present value of the projected cost of the benefit, which is discounted at a 7.0% annual rate and a capitalization period using the staff’s expected length of service to their retirement date.

Since the year 2005, the Company maintains a withholding plan for some officers.  A liability is recorded according to the guidelines of this plan.  The plan entitles certain officers of the Company to receive a fixed payment in cash at a predetermined date once he has fulfilled years of service.

s)

Deposits for containers

Corresponds to the liabilities constituted by cash guarantees received from clients for lending bottles to them.

For those loans for placement subsequent to January 31, 2001, an expiration date of five years as from the invoice date was established.  In the event the client has not returned all or a portion of the containers and/or cases, the Company may, without delay, enforce the guarantee, in whole or in part, in cash and record that effect in operating income of the Company.

This liability is presented in Other long-term liabilities, considering that the number of new containers in circulation in the market during the year is historically greater than the number of containers returned by clients during the same period.

t)

Revenue recognition

Given the nature of its operations, the Company records revenue based on the physical delivery of finished products to its clients, based on the realization principle and in accordance with Technical Bulletin No. 70 issued by the Chilean Institute of Accountants.

u)

Derivative contracts

Derivative contracts include instruments used to hedge the risk of exposure to exchange rate differences as follows:

Derivative instruments used to hedge existing items on the balance sheet are recorded at their fair values.  Unrealized losses are recognized as a charge to income and gains are deferred and included in Other liabilities (current or long-term). Hedge ineffectiveness is recognized in the income statement.

Derivative instruments used to hedge forecasted transactions are recorded at their market values and the changes in their values are accounted for as unrealized gains or losses.  Upon contract expiration, the deferred gains and losses are recorded in the income statements.

v)

Computer software

Corresponds to computer packages currently in use that have a future economic benefit, and are amortized over a period equal to their useful life.

w)

Research and development costs

Costs incurred by the Company in research and development are immaterial given the nature of the business and the strong support from The Coca-Cola Company to its bottlers.

x)

Consolidated statement of cash flows

For purposes of preparation of the statement of cash flows, in accordance with Technical Bulletin N°50 of the Chilean Institute of Accountants and circular N°1,501 of the Superintendencia de Valores y Seguros (Chilean Securities and Exchange Commission) the Company has considered cash equivalent to be investments in fixed-income, mutual funds, time deposits and operations with sale-back agreements maturing within 90 days.

Cash flows from operating activities include all business-related cash flows as well as interest paid, financial income and, in general, all cash flows not defined as from financial or investment activities. The operating concept used for this statement is broader than that in the statement of income.

Note 3 - Accounting Changes

There are no changes in the application of generally accepted accounting principles in Chile in relation to the previous year that could significantly affect the comparability of these financial statements.

NOTE 4 - Marketable Securities

Type of Instrument	Accounting value for the year ended December 31,
	2007	2006
	ThCh$	ThCh$
Bonds	1,004,378	6,047,016
Mutual funds	2,693,828	6,082,448
Investment funds	44,835,355	15,841,094
Total marketable securities	48,533,561	27,970,558

Bonds

Type of Instrument	Date		Par Value	Accounting Value		Market Value
	Purchase	Maturity		Amount	Rate
			ThCh$	ThCh$		ThCh$
United States Treasury Notes (Restricted)	26-Jul-06	30-Jun-08	1,004,378	1,004,378	5.125%	1,014,649

Mutual funds:

Institution	ThCh$

Fondos Fima – Argentina	1,799,998
Fondo Mutuo Larraín Vial	654,254
Fondo Mutuo B.Scotiabank	205,630
Fondo Mutuo Itaú	33,946
Balance mutual funds	2,693,828

Investment funds:

Institution	ThCh$

Fondo Mutuo DWS Institutional USD Money Plus	22,654,801
Citi Institud Liquid Reserves Limited - USA	21,557,829
Fondo Mutuo Wachovia Securities - USA	622,725
Balance investment funds	44,835,355

Note 5 – Short and Long-Term Receivables

Almost all of said accounts correspond to the soft drinks category.  The balance of other accounts receivable mainly corresponds to prepayment to our sugar suppliers.

		CURRENT						LONG TERM
	Up to 90 days		More than 90 days up to 1 year		Subtotal	Total current (net)
	2007	2006	2007	2006	2007	2007	2006	2007	2006
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Trade receivables	44,480,440	37,905,991	680,830	905,670	45,161,270	44,280,949	38,811,661	-	-
Allowance for doubtful accounts	-	-	-	-	880,321	-	-	-	-
Notes receivable	14,754,484	12,931,135	287,082	456,073	15,041,566	14,553,358	13,387,208	5,844	-
Allowance for doubtful accounts	-	-	-	-	488,208	-	-	-	-
Other receivables	15,790,763	12,014,656	408,588	496,748	16,199,351	16,031,584	12,511,404	31,667	55,153

Allowance for doubtful accounts	-	-	-	-	167,767	-	-	-	-
					Total long term receivables			37,511	55,153

Note 6 - Balances and Transactions with Related Companies

Receivable and payable balances with related companies correspond to the following concepts:

1)  Notes and accounts receivable.

Embonor S.A.: Sale of products

Embotelladora Coca-Cola Polar S.A.: Sale of products

Coca-Cola de Chile S.A.: Advertising agreements, net of concentrate purchases in 2006.

Company	Short Term		Long Term
	2007	2006	2007	2006
	ThCh$	ThCh$	ThCh$	ThCh$
Embonor S.A.	1,298,769	898,596	-	-
Embotelladora Coca-Cola Polar S.A.	548,281	580,414	-	-
Coca-Cola de Chile S. A.	-	1,628,685	49,736	38,853
Total	1,847,050	3,107,695	49,736	38,853

2) Notes and accounts payable:

Recofarma Indústrias do Amazonas Ltda.:  Concentrate purchases

Envases CMF S.A.:  Raw material purchases

Servicios y Productos para Bebidas Refrescantes S.R.L.: Concentrate purchases

Envases Central S.A.: Net balance corresponds to raw materials and finished products transactions.

Envases del Pacífico S.A.: Raw material purchases

Cican S.A.:  Net balance corresponds to raw materials and finished products transactions.

Embonor S.A. and Embotelladora Coca-Cola Polar S.A.:  Corresponds to unearned income due to commitments of sale of products of Vital S.A. to those companies, which will be realized in accordance with future deliveries.

Company	Short Term		Long Term
	2007	2006	2007	2006
	ThCh$	ThCh$	ThCh$	ThCh$
Recofarma Indústrias do Amazonas Ltda.	7,380,961	4,846,471	-	-
Coca-Cola de Chile S.A.	5,943,519	-	-	-
Envases CMF S.A.	2,770,984	3,485,613	-	-
Servicios y Productos para Bebidas Refescantes S.R.L.	1,785,694	2,136,477	-	-
Envases del Pacifico S.A.	127,858	74,224	-	-
Envases Central S.A.	1,148,326	749,203	-	-
Cican S.A.	-	321,236	-	-
Embonor S.A.	-	-	2,655,346	3,035,318
Embotelladora Coca-Cola Polar S.A.	-	-	685,256	776,986
Centralli Refrigerantes S.A.	-	-	41,281	-
Total	19,157,342	11,613,224	3,381,883	3,812,304

3) Transactions with related companies

The following table includes the transactions with related companies that exceed ThCh$200,000.

Company	Relation	Transaction	2007		2006
			Amount	Effect on income (charge) credit	Amount	Effect on income (charge) credit
			ThCh$	ThCh$	ThCh$	ThCh$
Envases Central S.A	Equity Investee	Finished product purchase	16,866,737	-	16,474,307	-
-	-	Sales of raw materials and supplies	1,677,076	39,829	1,580,946	357,927
Coca-Cola de Chile S.A.	Shareholder	Concentrate purchases	49,328,091	-	43,630,671	-
-	-	Payment of advertising participation	4,130,800	(4,130,800)	1,952,142	(1,952,142)
-	-	Sales of advertisement	3,550,348	-	2,907,005	-
-	-	Water source rental	1,690,491	(1,690,491)	1,445,155	(1,445,155)
Recofarma Industrias Do Amazonas Ltda.	Shareholder related	Concentrate purchases	54,838,897	-	43,802,173	-
-	-	Reimbursements and other purchases	518,321	518,321	579,947	579,958
-	-	Payment of advertising participation	3,308,899	3,308,899	3,447,790	3,447,790
Envases CMF S.A.	Equity Investee	Purchase of containers	16,121,863	-	17,685,751	-
-	-	Sale of finished products	216,344	-	-	-
-	-	Dividend payment	3,210,000	-	1,589,666	-
Servicios y Productos para Bebidas Refrescantes S.R.L.	Shareholder	Concentrate purchases	27,115,345	-	24,375,249	-
Envases del Pacífico S.A.	Director in common	Purchase of raw materials	225,946	-	457,569	-
Coca-Cola Embonor S.A.	Shareholder related	Purchase of products	280,009	-	-	-
Embonor S.A.	Shareholder related	Sale of products	8,711,620	1,994,933	7,455,203	2,696,658
Embotelladora Coca-Cola Polar S.A.	Shareholder related	Sale of products	5,163,952	1,035,949	4,635,081	1,647,533
Cican S.A.	Shareholder related	Purchase of finished products	1,456,354	-	1,370,471	-
Iansagro S.A.	Director in common	Purchase of sugar	15,709,142	-	10,521,224	-
Vendomática S.A.	Director related company	Sale of finished products	1,462,596	438,779	1,549,708	263,450
BBVA Administradora General de Fondos	Shareholder related	Investment in mutual funds	44,510,881	-	85,011,396	-
BBVA Administradora de Fondos	Shareholder related	Redemption of mutual funds	46,341,441	-	76,251,852	-

4) Other transactions

In 2006 the Company entered into a supply agreement with Iansagro S.A. for the purchase of sugar.  This agreement will expire in January 2009.

Note 7 – Inventories

	2007			2006
	Gross Value	Obsolescence provision	Net value	Gross Value	Obsolescence provision	Net value
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Finished products	14,753,515	(559,736)	14,193,779	11,643,760	(395,919)	11,247,841
Raw materials	11,624,291	(249,308)	11,374,983	11,034,986	(180,254)	10,854,732
Products in process	1,353,429	-	1,353,429	742,244	-	742,244
Raw materials in transit	376,429	-	376,429	1,525,406	-	1,525,406

Total	28,107,664	(809,044)	27,298,620	24,946,396	(576,173)	24,370,223

Note 8 - Income Taxes and Deferred Income Taxes

a)

At period end 2007 and 2006, the Company did no present taxable profit or non-taxable profit funds.  Short-term and long-term assets and liabilities must be netted out to compose the general balance sheet on deferred taxes.

	2007				2006
	Assets		Liabilities		Assets		Liabilities
	Short term	Long term	Short term	Long term	Short term	Long term	Short term	Long term
Temporary differences	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Allowance for doubtful accounts	250,944	86,243	-	-	227,423	41,744	-	-
Vacation provision	215,299	-	-	-	202,537	-	-	-
Production expenses	3,375	-	-	98,465	9,533	-	-	-
Depreciation of property, plant & equipment	-	-	162,024	5,738,902	-	500	126,135	4,388,999
Severance indemnities	53,874	-	22,096	171,415	97,893	7,120	36,043	235,772
Others	145,720	332,106	25	-	592,569	362,144	-	-
Provision for assets write off	701,287	444,798	-	-	351,660	1,237,808	-	-
Provision for labor lawsuits	-	1,346,483	-	-	-	1,349,682	-	-
Tax loss carry-forwards	2,392,586	1,257,078	-	-	2,281,003	4,099,972	-	-
Guarantee deposit	-	-	-	-	-	-	-	2,412,480
Local bond issue expenses	-	-	-	147,028	-	-	-	167,565
Contingency allowance	-	223,046	-	-	-	229,059	-	-
Social contributions	861,331	452,548	-	-	821,161	1,348,252	-	-
Accrued interests abroad	-	-	-	-	-	-	4,255,872	-
Obsolescence of inventories	3,174	-	-	-	-	-	-	-
Income participation provision	791,234	-	-	-	790,595	-	-	-
Exchange rate difference (FRN Debt-Brazil)	-	-	-	12,604,169	-	-	-	9,213,333
Unrealized income	-	251,891	-	-	-	297,260	-	-
Others
Complementary accounts, net of amortization	-	-	-	1,990,250	-	-	-	3,011,505
Total	5,418,824	4,394,193	184,145	16,769,729	5,374,374	8,973,541	4,418,050	13,406,644

b)

The following table contains information on income taxes at each period-end.

	2007	2006
	ThCh$	ThCh$
Current tax expense (tax allowance)	(23,554,651)	(10,280,054)
Tax expense adjustment (previous period)	373,906	(124,121)
Deferred income tax expense/effect over assets or liabilities	(2,822,775)	(19,976,322)
Amortization of deferred income tax asset and liability complementary accounts	(1,059,998)	4,021,631
Deferred income tax expense/effect over assets or liabilities due to changes in the valuation allowance	-	11,990,065
Other charges or credits	193,127	(200,681)

	(26,870,391)	(14,569,482)
Total

Note 9 - Other Current Assets

	2007	2006
	ThCh$	ThCh$
Cross currency swap effects	17,394,865	12,949,090
Supplies	4,574,986	3,282,493
Short term bonds discount	183,721	211,605
Accrued interest on long-term bonds	-	1,489,870
Wachovia Investment Fund (restricted)	90,964	271,478
Sale-back agreement investments	-	1,042,106
Others	331,480	425,790
Total	22,576,016	19,672,432

Note 10 - Property, Plant and Equipment

Property, plant and equipment consist principally of land, buildings, improvements and machinery. Machinery and equipment included production lines and supporting equipment; sugar processing and liquefaction equipment; transportation machinery; and computer equipment.  The Company has purchased insurance to cover its fixed assets and inventories.  These assets are geographically distributed as follows:

Chile

:

Santiago, Renca, Rancagua, San Antonio and Rengo

Argentina

:

Buenos Aires, Mendoza, Cordoba, and Rosario

Brazil

:

Rio de Janeiro, Niteroi, Campos, Cabo Frío, Nova Iguaçu, Espírito Santo and Vitoria.

a) Principal components of property, plant and equipment

	Balances at December 31, 2007			Balances at December 31, 2006
	Assets	Accumulated depreciation	Net, property, plant and equipment	Assets	Accumulated depreciation	Net, property, plant and equipment

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Land	16,751,276	-	16,751,276	15,475,103	-	15,475,103
Buildings and improvements	98,502,738	(36,285,064)	62,217,674	91,348,992	(35,712,197)	55,636,795
Machinery and equipment	229,584,693	(178,948,855)	50,635,838	231,550,546	(185,724,682)	45,825,864
Other property, plant and equipment	217,489,779	(180,048,122)	37,441,657	222,663,321	(188,586,825)	34,076,496
Technical reappraisal of property, plant & equipment	2,208,110	(670,975)	1,537,135	2,208,366	(669,349)	1,539,017

Total	564,536,596	(395,953,016)	168,583,580	563,246,328	(410,693,053)	152,553,275

b) Other property, plant and equipment

	2007	2006
	ThCh$	ThCh$

Containers	125,547,798	126,711,610
Refrigerating equipment, promotional items and other minor assets	55,369,800	58,042,547
Furniture and tools	7,841,943	7,962,050
Other	28,730,238	29,947,114

Total other property, plant and equipment	217,489,779	222,663,321

c) Technical reappraisal of property, plant and equipment

	Balances at December 31, 2007			Balances at December 31, 2006
	Assets	Accumulated depreciation	Net, property, plant and equipment	Assets	Accumulated depreciation	Net, property, plant and equipment

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Land	1,474,779	-	1,474,779	1,474,779	-	1,474,779
Buildings and improvements	206,469	(149,234)	57,235	206,468	(144,350)	62,118
Machinery and equipment	526,862	(521,741)	5,121	527,119	(524,999)	2,120

Total	2,208,110	(670,975)	1,537,135	2,208,366	(669,349)	1,539,017

d) Depreciation for the period

Depreciation charges for the period amounted to ThCh$ 29,147,969 (ThCh$ 31,740,874 in 2006) of which ThCh$ 21,471,798 (ThCh$ 23,056,525 in 2006) are included under Operating Costs and ThCh$ 7,676,171 (ThCh$ 8,684,249 in 2006) under Sales and Administrative Expenses in the income statement.

Note 11 - Investment in Related Companies

1.

Investments in related companies and the corresponding direct shareholding in equity, as well as the recognition of unrealized income at year end of the respective years, are shown in the table attached.

Company	Country	Functional Currency	N° of Shares	Ownership Interest		Equity of companies		Income (loss) for the period		Accrued income		Partic. in net income (loss)		Unrealized income (loss)		Accounting value of investment
				2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
				%	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Envases CMF S.A.	Chile	Ch$	28,000	50.00	50.00	37,522,543	40,348,964	3,593,579	3,698,796	740,423	407,617	18,761,269	20,174,482	1,054,912	1,133,054	17,706,357	19,041,428
Holdfab Partc. Ltda.	Brasil	US$	-	14.73	-	27,159,546	-	692,360	-	102,009	-	4,001,117	-	-	-	4,001,117	-
Envases Central S.A.	Chile	Ch$	1,499,398	49.91	49.91	4,791,968	4,782,478	9,490	(37,735)	832	(24,147)	2,391,671	2,386,935	241,646	241,646	2,150,025	2,145,289
Kaik Participacoes	Brazil	US$	16,098,919	11.32	11.32	9,754,597	14,746,398	910,270	647,816	103,040	73,331	1,104,191	1,669,248	-	-	1,104,191	1,669,248
Cican S.A.	Argentina	US$	3,040	-	15.30	-	8,376,223	-	637,531	(277,806)	96,905	-	1,273,186	-	-	-	1,273,186
Andina Inversiones Societarias Dos S.A.	Chile	Ch$	-	-	99.99	-	-	-	-	-	(168,562)	-	-	-	-	-	-
Envases Multipack Ltda.	Chile	Ch$	-	-	99.99	-	-	-	-	-	(8,606)	-	-	-	-	-	-
Total												26,258,248	25,503,851	1,296,558	1,374,700	24,961,690	24,129,151

The main changes occurred in the reported periods are described below:

By a public deed dated June 5, 2006, the company Andina Inversiones Societarias S.A. was divided, creating a new company, “Andina Inversiones Societarias Dos S.A.” with the same shareholders and the same ownership interest as in the first one, with a capital of ThCh$24,405,291 (historical) and that corresponds to the investment in Envases Multipack Ltda.  The financial impact of this division is recorded beginning January 1, 2006.

By a public deed dated August 31, 2006 Andina Inversiones Societarias Dos S.A. changed its corporate name to Andina Inversiones Societarias Dos Ltda. (thus becoming a limited responsibility corporation).

On November 15, 2006 Embotelladora Andina S.A. acquired 0.0001% of the social rights of Andina Inversiones Societarias Dos Ltda., consequently the company has been completely merged into Embotelladora Andina since 100% ownership interest is now held by Embotelladora Andina.  Likewise, Envases Multipack Ltda. is now fully merged into Embotelladora Andina since it originally held 5% and Andina Inversiones Societarias Dos Ltda. held the remaining 95%.

On October 4, 2007, our subsidiary Rio de Janeiro Refrescos Ltda, acquired a 14.732% ownership interest in Holdfab Participações Ltda., for an amount of ThR$12,831.63.  In turn, Holdfab Participações Ltda. holds a 50% ownership interest in Amarantina Participações S.A.

Centralli Refrigerantes S.A. records a negative equity, which has been provisioned accordingly.

The investment in Kaik Participações Ltda. (Brazil) where Embotelladora Andina S.A. holds an indirect ownership of 11.32% has been accounted for under the equity method, since the Company has the right to designate a director.

The investment in Envases Central S.A. is presented with a 48% reduction (the percentage share on the date of transaction) of the earnings generated during the sale to Envases Central during December 1996 for property located in Renca, because this transaction represents unrealized income for Embotelladora Andina S.A.  The amount of the reduction is reflected in the following chart.  This transaction will be realized once the property is transferred to a third party different from the group.

The investment in Envases CMF S.A. is presented with a 50% reduction of the earnings generated during the sale of machinery and equipment of our subsidiary Envases Multipack S.A. which took place in June, 2001, and will be recorded under Results during the remaining useful life period of the goods sold to Envases CMF S.A.

Unrealized income corresponds to transactions between subsidiaries and/or the parent company that have been deducted or added to the category of the originating asset with the following effect on income of the subsidiaries:

Envases CMF S.A. (purchase of containers): ThCh$ -1,054,912 in 2007 (ThCh$ -1,133,054 in 2006)

Envases Central S.A. (purchase of finished products): ThCh$ -3,904 in 2007 (ThCh$ -5,313 in 2006)

2.

No liabilities have been designated as hedging instruments for investments abroad.

3.

Income likely to be remitted by subsidiaries abroad amounts to US$286 million.

Note 12 - Goodwill and Negative Goodwill

Company	2007		2006
	Amortization during the period	Goodwill balance	Amortization during the period	Goodwill balance
	ThCh$	ThCh$	ThCh$	ThCh$
Rio de Janeiro Refrescos Ltda.	3,361,883	35,545,203	3,846,316	44,585,702
Embotelladora del Atlántico S.A.	2,603,243	21,517,275	2,995,633	27,756,235
Vital S.A.	537,548	-	141,640	566,562
Total	6,502,674	57,062,478	6,983,589	72,908,499

Note 13 - Other Long Term Assets

	2007	2006
	ThCh$	ThCh$
Bonds:
Celulosa Arauco S.A.	-	13,034,667
Enap S.A.	-	10,114,063
Endesa S.A.	-	8,646,373
Chile Soberano	-	8,196,110
Petróleos Mexicanos S.A.	-	6,744,087
Compañía Manufacturera de Papeles y Cartones S.A.	-	7,918,651
Teléfonos de México S.A.	-	7,646,302
Codelco S.A.	-	5,821,395
México Soberano	-	5,309,002
Federal Home Loan Bank (FHLB)	-	2,865,239
Brasil Telecom S.A.	-	2,276,706
Raytheon Company	-	2,321,958
International Paper Company	-	2,287,147
Altria Group	-	1,306,844
United States Treasury Notes	-	1,188,786
Alcoa Inc.	-	1,165,721
CLN Endesa-Deutsche Bank A.G.	-	5,900,847

Cross currency swap	-	15,870,336
Judicial deposits (Brazil)	6,949,232	5,354,528
Transfer fiscal credits (Brazil)	5,451,956	-
Bond issuance and placement expenses	2,898,159	3,211,022
Prepaid expenses	3,298,477	2,127,011
Non operating assets	2,406,482	1,215,425
Spare parts	2,556,258	3,225,518
Others	57,159	1,662,841

Total	23,617,723	125,410,579

Note 14 - Short-Term Bank Liabilities

a)

Short Term

	Currency or indexation adjustment
Bank or Financial Institution	Other foreign currencies		Non-indexed Ch$		TOTAL
	2007	2006	2007	2006	2007	2006
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
BANCO GALICIA	1,671,991	-	-	-	1,671,991	-
BANCO DO BRASIL	1,009,882	2,674,260	-	-	1,009,882	2,674,260
BANCO BBVA	-	-	1,268,949	-	1,268,949	-
CITIBANK N.A.	-	-	-	12	-	12
Others	-	-	-	-	-	-
Total	2,681,873	2,674,260	1,268,949	12	3,950,822	2,674,272

Principal Due	2,681,873	2,674,260	1,268,949	12	3,950,822	2,674,272

Annual average interest rate	9.74%	8.75%

Foreign currency liabilities (%)	67.88
Local currency liabilities (%)	32.12

b)

Long term – Portion Short Term

Bank or Financial Institution	Other foreign currencies		TOTAL
	2007	2006	2007	2006
	ThCh$	ThCh$	ThCh$	ThCh$
Banco Alfa	118,264	5,040	118,264	5,040
Bank Boston	2,168	11,344	2,168	11,344
Banco Votoratim	1,929	-	1,929	-
Banco Santander	-	454,933	-	454,933
Total	122,361	471,317	122,361	471,317

Principal Due	740,646	388,151	740,646	388,151

Annual average interest rate	11.89%	15.66%

Foreign currency liabilities (%)	100.00
Local currency liabilities (%)	-

Note 15 - Long-Term Bank Liabilities

		Years to maturity			Total long term at year end	Annual average interest rate	Total long term at year end
Bank or Financial Institution	Currency or indexation adjustment	More than 1 up to 2	More than 2 up to 3	More than 3 up to 5	2007		2006
		ThCh$	ThCh$	ThCh$	ThCh$		ThCh$
Banco Votorantim	Other currencies	229,187	116,136	109,469	454,792	9.40%	-
Banco Alfa	Other currencies	236,200	49,653	-	285,853	10.79%	445,894
Banco Boston	Other currencies	-	-	-	-		3,077
Total		465,387	165,789	109,469	740,645		448,971

Foreign currency liabilities (%)		100.00
Local currency liabilities (%)		-

Note 16 – Long and Short-Term Bonds Payable (Promissory Notes and Bonds)

1.

Current risk rating of bonds is as follows:

BONDS ISSUED IN THE US MARKET

A-

:

Rating according to Fitch Ratings Ltd.

BBB+

:

Rating according to Standard & Poor’s

BONDS ISSUED IN THE LOCAL MARKET

AA

:

Rating according to Fitch Chile Clasificadora de Riesgo Ltda.

AA

:

Rating according to Feller Rate Clasificadora de Riesgo Ltda.

2.

Bond repurchases.

During 2000, 2001, 2002 and 2007, Embotelladora Andina S.A. repurchased bonds issued in the U.S. market through its subsidiary, Abisa Corp S.A. for a total amount of US$316 million of the US$350 million, which are presented deducting the long term liability from the bonds payable account.

3.

Bonds issued by the subsidiary Rio de Janeiro Refrescos Ltda. (RJR).

The subsidiary RJR has liabilities corresponding to an issuance of bonds for US$75 million maturing in December 2012 and semiannual interest payments. At period end, all such bonds are wholly-owned by the subsidiary Abisa Corp. Consequently, the effects of such transactions have been eliminated from these consolidated financial statements, both in the balance sheet and in the consolidated statement of income.

The following table contains more information on Bonds Payable:

Instrument subscription or ID N°	Series	Current nominal value	Currency	Interest rate	Maturity date	Term		Par value		Placement in Chile or abroad
						Interest paid	Amortization period	2007	2006
Current portion of bonds payable								ThCh$	ThCh$
Yankee bonds	A	-	US$	7.00%	Oct. 1, 2007	Half yearly	October 2007	-	18,661,596	Abroad
Yankee bonds	B	2,000,000	US$	7.63%	Oct. 1, 2027	Half yearly	October 2027	18,944	43,600	Abroad
Register 254 SVS June 13, 2001	A	330,000	UF	6.20%	June 1, 2008	Half yearly	June 2008	6,508,446	13,096,776	Chile
Register 254 SVS June 13, 2001	B	3,700,000	UF	6.50%	June 1, 2026	Half yearly	December 2009	387,080	388,472	Chile
Total current maturities								6,914,470	32,190,444

Long term portion of bonds payable
Yankee bonds	B	2,000,000	US$	7.63%	Oct. 1, 2007	Half yearly	October 2027	993,780	2,287,152	Abroad
Register 254 SVS June 13, 2001	A	330,000	UF	6.20%	June 1, 2027	Half yearly	June 2008	-	6,498,779	Chile
Register 254 SVS June 13, 2001	B	3,700,000	UF	6.50%	June 1, 2026	Half yearly	December 2009	72,603,842	72,865,107	Chile
Total long term								73,597,622	81,651,038

Note 17 - Provisions and Write-Offs

	Short term		Long term
Provisions
	2007	2006	2007	2006
	ThCh$	ThCh$	ThCh$	ThCh$

Taxation on banking transactions and social contributions (Brazil)	2,718,815	2,331,401	8,022,638	9,370,035
Staff severance indemnities	708,748	681,047	6,425,121	6,007,790
Contingencies	47,660	86,291	2,480,194	2,985,941
Total	3,475,223	3,098,739	16,927,953	18,363,766

Note 18 - Staff Severance Indemnities

	2007	2006
	ThCh$	ThCh$
Beginning balance	6,227,968	5,874,385
Provision for the period	1,074,404	1,001,129
Payments	(168,503)	(186,677)
Ending balance	7,133,869	6,688,837

Note 19 - Minority Interest

	2007	2006
Liabilities	ThCh$	ThCh$

Vital Aguas S.A.	1,278,073	1,236,030
Embotelladora del Atlántico S.A.	9,055	21,458
Andina Inversiones Societarias S.A.	16	40
Total	1,287,144	1,257,528

	2007	2006
Income Statement	ThCh$	ThCh$

Vital Aguas S.A.	(42,044)	(29,911)
Embotelladora del Atlántico S.A.	(751)	(1,873)
Andina Inversiones Societarias S.A.	(6)	(3)
Total	(42,801)	(31,787)

Note 20 - Changes in Shareholders’ Equity

The activity in Shareholders’ Equity, Dividend Distribution and Other Reserves is detailed in the following tables:

	December 31, 2007					December 31, 2006
	Paid in Capital	Other Reserves	Accumulated Income	Interim Dividends	Net Income	Paid in Capital	Other Reserves	Accumulated Income	Interim Dividends	Net Income
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Beginning balance	202,060,999	1,750,275	10,005,036	(13,438,065)	74,355,094	197,904,994	(201,145)	26,334,355	(11,640,959)	56,039,346
Distribution of prior year income	-	-	60,917,029	13,438,065	(74,355,094)	-	-	44,398,387	11,640,959	(56,039,346)
Final dividend prior year	-	-	(8,876,966)	-	-	-	-	(5,172,908)	-	-
Translation adjustment reserve	-	(13,323,239)	-	-	-	-	1,955,644	-	-	-
Extraordinary dividend charged to accumulated income	-	-	(52,040,412)	-	-	-	-	(55,880,179)	-	-
Capital revalued	14,952,514	129,522	1,166,767	(430,277)	-	4,156,005	(4,224)	325,381	(26,822)	-
Income for the period	-	-	-	-	81,601,944	-	-	-	-	74,355,094
Interim dividends	-	-	-	(16,764,054)	-	-	-	-	(13,411,243)	-
Ending balance	217,013,513	(11,443,442)	11,171,454	(17,194,331)	81,601,944	202,060,999	1,750,275	10,005,036	(13,438,065)	74,355,094
Price level restated balances						217,013,513	1,879,795	10,745,409	(14,432,482)	79,857,372

Number of shares
Series	Subscribed shares	Paid in shares	Number of shares with voting rights
A	380,137,271	380,137,271	380,137,271
B	380,137,271	380,137,271	380,137,271

Capital
Series	Subscribed capital	Paid in capital
	ThCh$	ThCh$
A	108,506,756	108,506,756
B	108,506,757	108,506,757

Other Reserves
Balance of Other Reserves is composed as follows:
	December 31,
	2007	2006
	ThCh$	ThCh$

Reserve for cumulative translation adjustments(1)	(12,527,145)	796,092
Reserve for technical reappraisal of property, plant and equipment	67,287	182,566
Other	1,016,416	901,137
Total	(11,443,442)	1,879,795

(1)The Reserve for cumulative translation adjustments was established in accordance with Technical Bulletin No. 64 issued by the Chilean Institute of Accountants and regulations specified under Circular letter No. 5,294 from the SVS.

The activity in the Reserve for cumulative translation adjustments was as follows:
		Foreign Exchange rate generated during the period		Release/ transfers of reserve(*)	Balance December 31, 2007
	Balance
Company	January 1, 2007	Investment	Liabilities
	ThCh$	ThCh$	ThCh$		M$
Rio de Janeiro Refrescos Ltda.	(840,477)	(9,366,852)	-	2,632,526	(7,574,803)
Embotelladora del Atlántico S. A.	1,636,569	(7,533,072)	-	944,161	(4,952,342)
Total	796,092	(16,899,924)	-	3,576,687	(12,527,145)

(*)  During 2007, the Company received dividends paid by our subsidiary Río de Janeiro Refrescos Ltda. and capital remittances from our subsidiary Embotelladora del Atlántico S.A.

Note 21 - Other Non-Operating Income and Expenses

Other non-operating income during the period was as follows:
	For the years ended December 31,
	2007	2006
	ThCh$	ThCh$
Reverse provision devaluation fixed assets	5,800,834	-
Recovery of prior year taxes	2,712,775	-
Reverse Pis/Coffins	1,371,898	4,488,874
Realization of deposits in guaranty over containers	351,022	526,341
Other income	299,723	666,784
Sub-total	10,536,252	5,681,999
Translation of financial statements(1)	2,798,216	433,873
Total	13,334,468	6,115,872

Other non-operating expenses during the period was as follows:

Cumulative translation reserve realized(2)	(3,580,267)	(143,378)
Obsolescence and write-offs of property, plant and equipment	(2,374,214)	(3,989,887)
Loss on sale of property, plant and equipment	(703,079)	(803,070)
Lawsuit fees	(146,702)	(2,285,690)
Provision for labor and commercial lawsuits	-	(470,261)
Provision loss of investment in Centralli	-	(69,228)
Others	(934,916)	(168,807)

Total	(7,739,178)	(7,930,321)

(1) This refers to the effects of the translation of the financial statements corresponding to investment in foreign companies (translation of local currency to US dollars), in accordance with Technical Bulletin N°64 issued by the Chilean Institute of Accountants, which are presented as Other Non Operating Income and/or expenses accordingly.

(2) During 2007 and 2006, the Company received dividend payments from our subsidiary Rio de Janeiro Refrescos Ltda. and  the Capital remittances from Embotelladora del Atlántico S.A.  This triggered a pro-rata recognition in income of the cumulative translation reserve.

Note 22 - Price-Level Restatement

	Adjustment index	2007	2006
Assets - (charges)/credits		ThCh$	ThCh$
Inventories	CPI	(8,401)	(151,923)
Property, plant and equipment	CPI	6,122,335	1,600,049
Investments in related companies	CPI	10,493,221	3,761,249
Cash, Time Deposits, Marketable Securities	CPI	1,361,119	52,281
Trade Accounts Receivable, Notes Receivable, Other Receivables	UF	-	5
Trade Accounts Receivable, Notes Receivable, Other Receivables	CPI	206	(56)
Accounts receivable related companies - short term	CPI	746,747	729,172
Recoverable taxes	CPI	(34,393)	71,679
Other current assets	UF	1,030,045	42,620
Other current assets	CPI	133,735	94,473
Other long term assets	CPI	3,366,831	2,219,535
Other long term assets	UF	14,614	2,366
Cost and expense accounts	CPI	7,474,658	1,570,172
Accounts receivable related companies – long term	CPI	9,980	-
Total (charges) credits		30,710,697	9,991,622

Liabilities - (charges)/credits
Shareholders’ equity	CPI	(15,818,526)	(4,779,665)
Short and long term bank liabilities	CPI	-	(293,574)
Short and long term bonds payable	UF	(5,065,915)	(1,993,982)
Short and long term bonds payable	CPI	(268,357)	(409,660)
Accounts payable related companies - short term	UF	(996,080)	(130,645)
Accounts payable related companies - short term	CPI	(944,021)	-
Other current liabilities	UF	(679,065)	(38,195)
Other current liabilities	CPI	(644,974)	(269,544)
Accounts payable related companies - long term	CPI	(1,036,614)	-
Other long term liabilities	CPI	(214,736)	(250,193)
Income accounts	CPI	(9,585,456)	(2,119,993)
Total (charges) credits		(35,253,744)	(10,285,451)
Price-level restatement (loss) gain		(4,543,047)	(293,829)

Note 23 - Foreign Exchange Gains/Losses

	Currency	2007	2006
Assets - (charges)/credits		ThCh$	ThCh$
Cash	US$	(99,256)	(522,295)
Time deposits	US$	(3,394)	371
Marketable securities (net)	US$	(4,033,833)	24,057
Sales receivable	US$	(456)	-
Other debtors (net)	US$	(4,445)	195,699
Accounts receivable related companies	US$	-	1,776,913
Inventories (net)	US$	-	23,872
Prepaid expenses	US$	(4,367)	-
Other current assets	US$	322,448	2,016,468
Property, plant and equipment	US$	-	1,978
Others	US$	-	1,891,904
Expense account	US$	(6,389,598)	-
Total (charges)/credits		(10,212,901)	5,408,967

Liabilities - (Charges) / credits
Short term liabilities with banks and financial institutions	US$	-	(113,075)
Bonds payable	US$	310,736	(159,875)
Accounts payable	US$	62,339	(46,664)
Provisions	US$	23,260	(4,244)
Prepaid income	US$	33,532	-
Other current liabilities	US$	(409,164)	(747,507)
Withholdings	US$	-	2
Bonds payable long term	US$	220,793	(353,651)
Total (charges) credits		241,496	(1,425,014)
Foreign exchange gain (loss) on income		(9,971,405)	3,983,953

Note 24 - Share and Debt Security Issue and Placement Expenses

Bond issue and placement expenses are presented in Other current assets and Other long-term assets and are amortized on a straight-line basis over the term of the debt issued. Amortization is presented as financial expenses.

Bonds issued in the US market:

Debt issue costs and discounts have all been amortized, as a result of the repurchase of Bonds reported in note 16.

Bonds issued in the local market:

Debt issue costs and interest rate differences net of amortization as of the end of the period amounted to ThCh$3,265,243 and ThCh$3,578,776 in 2006.  Disbursements for risk rating reports, legal and financial advisory services, printing and placement fees are included as Debt issue costs.

Amortization for the period 2007 amounted to ThCh$394,209 and ThCh$422,237 in 2006.

Note 25 - Consolidated Statement of Cash Flows

For the projection of future cash flows, there are no transactions and events to consider which have not been revealed in these financial statements and accompanying notes.

The following table presents an itemization of the movement of assets and liabilities not affecting the cash flow in the period, but compromising future cash flows.

	2007	Maturity date	2006	Maturity date
	ThCh$		ThCh$

Expected cash outflow
Expenses
Dividend payment	(5,588,018)	24-Jan-08	(4,801,225)	31-Jan-07
Addition to property, plant and equipment	(605,463)	31-Jan-08	(600,245)	31-Jan-07
Addition to property, plant and equipment	(5,367,451)	28-Feb-08	(4,613,400)	28-Feb-07
Addition to property, plant and equipment	(10,027)	31-Mar-08	(158,064)	30-Mar-07
Total expenses	(11,570,959)		(10,172,934)

Expected cash inflow
Income
Sale of property, plant and equipment	3,015	31-Jan-08	14,368	31-Jan-07
Total income	3,015		14,368

Total net	(11,567,944)		(10,158,566)

Note 26 - Derivative Contracts

Derivative contracts at December 31, 2007 were as follows:

					Position Purchase / Sale	HEDGED ITEM OR TRANSACTION			Assets/liabilities		Effect on income

Derivative	Contract	Value	Maturity period	Specific item		Concept	Amount	Hedged item value	Item	Amount	Realized	Unrealized
		ThCh$					ThCh$	ThCh$		ThCh$	ThCh$	ThCh$
SWAP	CCPE	7,608,380	1st quarter 2008	US$ Exchange rate	S	US$ Financial investments	10,574,850	7,453,350	Other current and long term assets	4,909,213	1,195,125	-
SWAP	CCPE	7,566,539	2nd quarter 2008	US$ Exchange rate	S	US$ Financial investments	10,574,850	7,453,350	Other current assets	4,879,183	1,254,820	-
SWAP	CCPE	12,425,471	3rd quarter 2008	US$ Exchange rate	S	US$ Financial investments	16,979,441	12,029,707	Other current assets	7,886,760	2,207,289	13,042
FR	CCTE	12,666,001	1st quarter 2008	US$ Exchange rate	P	Suppliers foreign currency	12,621,006	-	Other current assets and liabilities	128,244	-	(128,244)
FR	CCTE	3,005,408	1st quarter 2008	US$ Exchange rate	S	Suppliers foreign currency	3,001,712	-	Other current assets and liabilities	38,737	-	38,737
FR	CCTE	13,397,954	2nd quarter 2008	US$ Exchange rate	P	Suppliers foreign currency	13,366,341	-	Other current assets and liabilities	160,944	-	(160,944)
FR	CCTE	2,193,500	2nd quarter 2008	US$ Exchange rate	S	Suppliers foreign currency	2,186,316	-	Other current assets and liabilities	29,887	-	29,887
FR	CCTE	9,433,307	3rd quarter 2008	US$ Exchange rate	P	Suppliers foreign currency	9,281,905	-	Other current assets and liabilities	20,400	-	(20,400)
FR	CCTE	2,119,035	3rd quarter 2008	US$ Exchange rate	S	Suppliers foreign currency	2,106,317	-	Other current assets and liabilities	635	-	635
FR	CCTE	10,708,599	4th quarter 2008	US$ Exchange rate	P	Suppliers foreign currency	10,509,724	-	Other current assets and liabilities	61,432	-	(61,432)
FR	CCTE	3,167,502	4th quarter 2008	US$ Exchange rate	S	Suppliers foreign currency	3,140,345	-	Other current assets and liabilities	4,450	-	4,450
FR	CCTE	1,303,974	1st quarter 2009	US$ Exchange rate	P	Suppliers foreign currency	1,242,225	-	Other current assets and liabilities	19,953	-	(19,953)
FU	CCPE	459,621	1st quarter 2008	Raw material prices	S	Future purchases of raw materials	474,932	474,932	Other current assets	140,019	-	140,019
FU	CI	388,514	1st quarter 2008	Raw material prices	S	-	-	-	Other current assets	90,964	90,964	-

Note 27 - Contingencies and Restrictions

a.

Litigation and other legal actions:

There are variuos judicial actions and other out-of-court claims pending against the Company incidental to its business and operations. Management believes, based on the opinion of its legal counsel, that none of these proceedings will have a material adverse effect on the Company’s financial position or result of operations.

Current lawsuits and other legal actions are described below.

1)

Embotelladora del Atlántico S.A. faces labor and other lawsuits.  Accounting provisions to back any probable loss contingency stemming from these lawsuits, amounts to ThCh$1,538,745 (ThCh$1,814,288 in 2006).  In accordance with its legal counsel’s opinion, the Company deems improbable that unstipulated contingencies may affect the results or equity of the Company.

2)

Rio de Janeiro Refrescos Ltda. faces labor, tax and other lawsuits. Accounting provisions to back any probable loss contingency arising from these lawsuits, amounts to ThCh$941,439 (ThCh$1,203,382 in 2006).  In accordance with its legal counsel’s opinion, the Company deems improbable that unstipulated contingencies may affect the results or equity of the Company.

3)

Embotelladora Andina S.A. faces, labor, tax, commercial and other lawsuits.  Accounting provisions to back any probable loss contingency stemming from these lawsuits, amounts to ThCh$20,424 (ThCh$54,563 in 2006).   In accordance with its legal counsel’s opinion, the Company deems improbable that contingencies without provisions may affect the results or equity of the Company.

b.

Restrictions

The bond issue and placement on the US market for US$ 350 million is subject to certain restrictions against preventive attachments, sale and leaseback transactions, sale of assets, subsidiary debt and certain conditions in the event of a merger or consolidation.

The bond issue and placement in the Chilean market for UF 7,000,000 is subject to the following restrictions:

Leverage ratio, defined as the total financial debt/shareholder’s equity plus minority interest should be less than 1.20 times.

Financial debt shall be deemed Consolidated Finance Liabilities which include: (i) short-term bank liabilities, (ii) short-term portion of long-term bank liabilities, (iii) short-term bonds payable-promissory notes, (iv) short-term portion of bonds payable, (v) long-term bank liabilities, and (vi) long-term bonds payable.  Consolidated equity means Total equity plus Minority Interest.

Consolidated assets are to be free of any pledge, mortgage or other encumbrance for an amount equal to at least 1.30 times the consolidated liabilities that are not guaranteed by the investee.

Andina must retain and, in no way, lose, sell, assign or dispose of to a third party the geographical zone denominated “Región Metropolitana”, as a franchised territory in Chile by The Coca-Cola Company for the preparation, production, sale and distribution of the products and brands in accordance with the respective Bottling agreement, renewable from time to time.

Andina shall not lose, sell, assign or dispose of to a third party any other territory in Brazil or Argentina that is currently franchised to Andina by The Coca-Cola Company for the preparation, production, sale and distribution of the products and brands of the franchisor, as long as the referred territory represents more than forty percent of the Company’s Consolidated Operating Cash Flows.

c.

Direct guarantees

Guarantees at December 31, 2007 are presented on the following table:

Direct Guarantees
				Assets involved		Balances pending at end of period		Guaranty release
Guarantee creditor	Debtor		Type of guaranty
	Name	Relation		Type	Accounting Value	2007	2006	2008	2009
					ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Estado Rio De Janeiro	Rio de Janeiro Refrescos Ltda.	Subsidiary	Mortgage	Real estate	11,190,568	11,391,888	10,860,605	-	-
Poder Judiciario	Rio de Janeiro Refrescos Ltda.	Subsidiary	Judicial deposit	Judicial deposit	9,575,388	-	-	-	-
Aga S.A.	Embotelladora Andina S.A.	Parent company	Guaranty receipt	Guaranty receipt	-	-	171,536	-	149,067
Municipalidad de Santiago	Embotelladora Andina S.A.	Parent company	Guaranty receipt	Guaranty receipt	-	-	11,019	-	10,981
Escuela Militar	Embotelladora Andina S.A.	Parent company	Guaranty receipt	Guaranty receipt	-	-	-	328	-
Ezeiza Customs	Embotelladora del Atlantico S.A.	Subsidiary	Guaranty insurance	Inventories	9,152	-	-	-	-
Cordoba Customs	Embotelladora del Atlantico S.A.	Subsidiary	Guaranty insurance	Inventories	534	-	-	-	-
Municipalidad de Maipu	Embotelladora Andina S.A.	Parent company	Guaranty receipt	Guaranty receipt	-	-	-	-	-

Note 28 - Guarantees from Third Parties

Guarantees from Third Parties at December 31, 2007 were as follows:

Guarantor	Relationship	Type of Guarantee	Amount ThCh$	Currency	Transaction

Russel W. Coffin	Subsidiary	Letter of credit	52,113,600	US$	Purchase of Nitvitgov Refrigerantes S.A.
Confab	Subsidiary	Mortgage	30,000,000	US$	Purchase of Rio de Janeiro Refrescos Ltda.
Other Clients	Subsidiary	Deposits	3,223,190	US$	Guaranty over containers
Compañía Azucarera Concepción	Subsidiary	Guaranty insurance	2,940,314	US$	Supplier
Soc. Com. Champfer	Subsidiary	Mortgage	1,677,103	US$	Distributor credit
Mac Coke Dist. Beb.	Subsidiary	Mortgage	1,179,924	US$	Distributor credit
Franciscana Dist.	Subsidiary	Mortgage	824,253	US$	Distributor credit
Dist Real Cola -229628	Subsidiary	Mortgage	796,026	US$	Distributor credit
Zulemar Comercio de Bebidas	Subsidiary	Mortgage	663,355	US$	Distributor credit
Asxt Fluminense Dist. Bebidas	Subsidiary	Mortgage	660,532	US$	Distributor credit
Aga S.A.	Parent Company	Receipt	600,000	US$	Supplier agreement
Rosas de Casimiro	Subsidiary	Mortgage	491,165	US$	Distributor credit
Motta Distribuidora de Bebidas	Subsidiary	Mortgage	479,874	US$	Distributor credit
Aguiar Dist. de Bebidas	Subsidiary	Mortgage	462,937	US$	Distributor credit
Atanor - S.C.A	Subsidiary	Guaranty insurance	330,785	US$	Supplier
Ledesma – S.A.A.I.	Subsidiary	Guaranty insurance	632,837	US$	Supplier
Soberana De Carmo Dist Beb	Subsidiary	Mortgage	282,279	US$	Distributor credit
Catering Argentina S.A.	Subsidiary	Guaranty insurance	116,769	US$	Supplier

Note 29 - Local and Foreign Currency

Assets at each year end were composed of local and foreign currencies as follows:

		December 31, 2007	December 31, 2006
	Currency	Amount	Amount
		ThCh$	ThCh$
Cash	Non-indexed Ch$	7,501,387	5,540,119
-	US$	2,540,787	594,930
-	AR$	1,950,458	1,443,104
-	R$	12,761,510	9,973,448
Time Deposits	US$	18,078	3,589,106
-	AR$	-	1,120,405
-	R$	98,911	2,994,634
-	Non-indexed Ch$	48,971,392	-
Marketable Securities (Net)	US$	43,739,603	21,888,111
-	AR$	1,797,464	-
-	Non-indexed Ch$	2,996,494	6,082,447
Trade Accounts Receivable (Net)	Non-indexed Ch$	19,225,841	17,902,036
-	US$	28,800	1,149,233
-	AR$	3,475,481	2,477,917
-	R$	21,550,827	17,282,475
Notes Receivable	Non-indexed Ch$	9,829,494	9,119,425
-	AR$	733,888	317,359
-	R$	3,989,976	3,950,424
Other Debtors (Net)	Non-indexed Ch$	4,805,605	3,087,861
-	US$	96,846	1,421,487
-	AR$	2,226,650	919,083
-	R$	8,902,483	7,082,973
Notes Receivable Related Companies	Non-indexed Ch$	1,847,050	3,107,695
Inventories (Net)	Indexed Ch$	7,572,176	3,442,326
-	Non-indexed Ch$	590,689	2,172,774
-	US$	1,020,454	1,514,614
-	AR$	5,497,529	6,375,959
-	R$	12,617,772	10,864,550
Recoverable Taxes	US$	-	1,380,022
-	Non-indexed Ch$	419,230	411,463
-	AR$	376,603	925,163
-	R$	7,277,840	5,780,320
-	Indexed Ch$	1,643,034	-
Prepaid Expenses	Non-indexed Ch$	1,038,607	1,202,300
-	US$	5,421	3,805
-	AR$	197,704	230,564
-	R$	662,348	293,159
Deferred Taxes	Non-indexed Ch$	762,692	94,830
-	AR$	-	320,702
-	R$	4,471,987	540,792
Other Current Assets	Indexed Ch$	334,689	-
-	Non-indexed Ch$	882,878	2,470,767
-	US$	17,980,007	14,631,946
-	AR$	733,184	700,590
-	R$	2,645,258	1,869,129

Property, Plant and Equipment
Property, Plant and Equipment	Non-indexed Ch$	87,005,421	66,148,487
-	US$	81,578,159	86,404,788

Other Assets
Investments in Related Companies	Indexed Ch$	19,856,386	21,186,717
-	US$	-	1,273,186
-	R$	5,105,304	1,669,248
Investments in Other Companies	Indexed Ch$	45,714	45,714
-	US$	88,230	14,371
Goodwill	Non-indexed Ch$	1,085,320	566,562

-	US$	55,977,158	72,341,937
Long Term Debtors	Indexed Ch$	14,980	32,958
-	AR$	16,687	22,195
-	R$	5,844	-
Notes Receivable Related Companies	Non-indexed Ch$	49,736	38,853
Intangibles	US$	396,600	456,380
-	Indexed Ch$	20,400	-
Amortization	US$	(254,522)	(276,537)
Others	Indexed Ch$	3,645,216	2,224,986
-	Non-indexed Ch$	1,700,966	3,426,324
-	US$	397,595	92,653,136
-	AR$	2,963,569	4,274,039
-	R$	14,910,377	22,832,094
Total Assets	Non-indexed Ch$	188,712,802	121,371,943
	US$	203,613,216	299,040,515
	AR$	19,969,217	19,127,080
	R$	95,000,437	85,133,246
	Indexed Ch$	33,132,595	26,932,701

Current liabilities at year end denominated in local and foreign currencies were as follows:

		Up to 90 days				90 days to 1 year
		2007		2006		2007		2006
	Currency	Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate
		ThCh$	%	ThCh$	%	ThCh$	%	ThCh$	%
Short term bank liabilities	Non-indexed Ch$	1,268,949	-	12	-	-	-	-	-
	AR$	1,671,991	11.55%	-	-	-	-	-	-
	R$	-	-	2,674,260	8.75%	1,009,882	6.75%	-	-
Long term bank liabilities	R$	-	-	-	-	122,361	11.89%	471,317	15.66%
Bonds payable	Indexed Ch$	-	-	13,485,249	6.20%	6,895,526	6.20%	-	-
	US$	18,944	7.63%	18,705,195	7.00%	-	-	-	-
Dividends payable	Non-indexed Ch$	5,806,255	-	5,061,518	-	-	-	-	-
	AR$	4,308	-	-	-	-	-	-	-
Accounts payable	Non-indexed Ch$	24,406,553	-	19,873,033	-	-	-	-	-
	US$	2,555,613	-	1,763,246	-	-	-	-	-
	AR$	11,598,334	-	8,672,424	-	-	-	-	-
	R$	16,009,626	-	15,731,671	-	-	-	-	-
	EURO$	14,909	-	-	-	-	-	-	-
Other creditors	US$	89,032	-	77,560	-	-	-	-	-
	AR$	55,133	-	43,239	-	95,493	-	66,025	-
	R$	4,748,816	-	3,224,544	-	-	-	-	-
Notes and accounts payable related companies	Non-indexed Ch$	8,842,361	-	4,309,041	-	-	-	-	-
	AR$	3,011,877	-	2,457,713	-	-	-	-	-
	R$	7,303,104	-	4,846,470	-	-	-	-	-
Provisions	Non-indexed Ch$	756,408	-	735,610	-	-	-	-	-
	R$	-	-	-	-	2,718,815	-	2,363,129	-
Withholdings	Indexed Ch$	-	-	-	-	-	-	-	-
	Non-indexed Ch$	7,992,939	-	9,352,946	-	-	-	-	-
	US$	-	-	498,451	-	-	-	-	-
	AR$	5,966,642	-	5,211,078	-	-	-	-	-
	R$	-	-	-	-	6,694,017	-	6,105,943	-
Income tax provision	Non-indexed Ch$	7,616,471	-	4,126,158	-	-	-	-	-
	Indexed Ch$	339,536	-	-	-	-	-	-	-
	AR$	1,465,138	-	204,564	-	-	-	-	-
	R$	-	-	-	-	7,784,875	-	-	-
Unearned income	Non-indexed Ch$	466,466	-	536,513	-	-	-	-	-
Other current liabilities	Non-indexed Ch$	1,335,008	-	5,014,867	-	-	-	-	-
Total current liabilities	Non-indexed Ch$	58,491,410		49,009,698		-		-
	AR$	23,773,423		16,589,018		95,493		66,025
	R$	28,061,546		26,476,945		18,329,950		8,940,389
	US$	2,663,589		21,044,452		-		-
	Indexed Ch$	339,536		13,485,249		6,895,526		-
	EURO$	14,909		-		-		-

Note 29 - Local and Foreign Currency (continuation)

Long term liabilities at December 31, 2007 were composed of local and foreign currencies as follows:

	Currency	1 to 3 years		3 to 5 years		5 to 10 years		Over 10 years
		Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate
		ThCh$	%	ThCh$	%	ThCh$	%	ThCh$	%
Long term bank liabilities	R$	740,645	9.94	-	-	-	-	-	-
Long term bonds payable	US$	-	-	-	-	-	-	993,780	7.63
-	Indexed Ch$	6,406,221	6,50	8,541,628	6.50	21,354,085	6.50	36,301,908	6.50
Other creditors	AR$	79,559	-	-	-	-	-	-	-
Notes and accounts payable related companies	Non-indexed Ch$	3,340,602	-	-	-	-	-	-	-
-	R$	41,281	-	-	-	-	-	-	-
Provisions	Indexed Ch$	-	-	-	-	-	-	5,662,619	-
-	Non-indexed Ch$	762,502	-	-	-	-	-	-	-
-	AR$	1,538,744	-	-	-	-	-	-	-
-	R$	8,964,088	-	-	-	-	-	-	-
Deferred taxes	Non-indexed Ch$	521,504	-	-	-	-	-	-	-
-	R$	11,415,202	-	-	-	-	-	-	-
-	AR$	438,830	-	-	-	-	-	-	-
Other liabilities	Non-indexed Ch$	-	-	-	-	5,523,976	-	-	-
-	AR$	-	-	221,569	-	1,994,116	-	-	-
-	R$	4,483,744	-	-	-	-	-	-	-
Total long term liabilities	R$	25,644,960		-		-		-
	US$	-		-		-		993,780
	Indexed Ch$	6,406,221		8,541,628		21,354,085		41,964,527
	AR$	2,057,133		221,569		1,994,116		-
	Non-indexed Ch$	4,624,608		-		5,523,976		-

Note 29 - Local and Foreign Currency (continuation)

Long term liabilities at December 31, 2006 were composed of local and foreign currencies as follows:

	Currency	1 to 3 years		3 to 5 years		5 to 10 years		Over 10 years
		Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate
		ThCh$	%	ThCh$	%	ThCh$	%	ThCh$	%
Long term bank liabilities	R$	448,971	15.59	-	-	-	-	-	-
Long term portion of bonds payable	Indexed Ch$	8,641,876	6.20	8,572,365	6.50	21,430,914	6.50	40,718,737	6.50
-	US$	-	-	-	-	-	-	2,287,146	7.63
Other creditors	AR$	111,218	-	-	-	-	-	-	-
-	R$	-	-	31,932	-	-	-	-	-
Notes and accounts payable related companies	Non-indexed Ch$	3,812,304	-	-	-	-	-	-	-
Provisions	Indexed Ch$	-	-	-	-	-	-	5,311,941	-
-	Non-indexed Ch$	695,848	-	-	-	-	-	-	-
-	AR$	1,814,288	-	-	-	-	-	-	-
-	R$	10,541,689	-	-	-	-	-	-	-
Deferred taxes	Non-indexed Ch$	-	-	-	-	-	-	2,606,142	-
-	AR$	-	-	484,363	-	-	-	-	-
-	R$	1,342,598	-	-	-	-	-	-	-
Other liabilities	Non-indexed Ch$	-	-	-	-	6,148,310	-	-	-
-	AR$	-	-	222,140	-	1,999,247	-	-	-
-	R$	2,450,545	-	-	-	-	-	-	-
Total long term liabilities	R$	14,783,803		31,932		-		-
	Indexed Ch$	8,641,876		8,572,365		21,430,914		46,030,678
	US$	-		-		-		2,287,146
	AR$	1,925,506		706,503		1,999,247		-
	Non-indexed Ch$	4,508,152		-		6,148,310		2,606,142

Note 30 – Penalties

The Company has not been subject to penalties by the SVS or any other administrative authority.

Note 31 - Subsequent Events

On January 1, 2008 Embotelladora Andina S.A. (“Andina”) signed a new Bottler Agreement for its Chilean operations for a 5 year-term. The new agreement, called NEWBA, does not significantly differ from other similar agreements signed in the countries where Andina has operations.

There are no financial or other matters to be reported which have occurred between the closing period of December 31, 2007 and the date of preparation of these financial statements that may have an impact over Company assets, liabilities and/or results.

Note 32 – Environment

The Company has disbursed ThCh$4,748,328 to improve its industrial process, industrial waste metering equipment, laboratory analyses, environmental impact consultancy and other studies.  Future commitments, which are all short-term and for the same concepts, amount to ThCh$125,988.

REPORT OF INDEPENDENT AUDITORS

(Translation of original in Spanish)

Santiago, February 7, 2008

To the Shareholders and Directors

Embotelladora Andina S.A.

We have audited the accompanying consolidated balance sheets of Embotelladora Andina S.A. and its subsidiaries (the “Company”) as of December 31, 2007 and 2006, and the related consolidated statements of income and of cash flows for the years then ended. These financial statements (including the corresponding notes) are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.  The analysis of the financial results and relevant facts attached are not part of these financial statements, and therefore this report is not related to them.

We conducted our audits in accordance with auditing standards generally accepted in Chile. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Embotelladora Andina S.A. and its subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in Chile.

Juan Carlos Pitta De C.

Id N°: 14.709.125-7

Material Events

During the period between January 1, 2007 and December 31, 2007, the following material events were filed:

Shareholders’ Meeting Resolutions

At the Regular General Shareholders’ Meeting of Embotelladora Andina S.A., held yesterday, April 17, 2007 (hereinafter the “Meeting”), among other matters, the following was resolved:

1.

The distribution of the following amounts as Final Dividend N° 155, on account of the fiscal year ending December 31, 2006: (a) Ch$11.120 (eleven pesos and one hundred and twenty cents) per Series A shares; and (b) Ch$12.232 (twelve pesos and two hundred and thirty two cents) per Series B shares.  This dividend will be available to shareholders beginning April 26, 2007. Regarding payment of this dividend, the Shareholders’ Registry will close on April 20, 2007.

2.

The distribution of an Additional Dividend N° 156 on account of retained earnings: (a) Ch$65.190 (sixty five pesos and one hundred and ninety cents) per Series A shares; and (b) Ch$71.709 (seventy one pesos and seven hundred and nine cents) per Series B shares.  This dividend will be available to shareholders beginning July 5, 2007. Regarding payment of this dividend, the Shareholders Registry will close on June 28, 2007.

3.

The Meeting acknowledged and approved the amendment of the Company’s dividend safeguard and payment procedures that will be in full force and effect beginning with the previously mentioned Final Dividend N° 155.  Current payment procedures, consisting of the payment of dividends within the first seven days at the Company’s corporate domicile and the following days at the offices of DCV, will no longer continue.  The payment of dividends will now solely take place at the offices of DCV, located at Huérfanos 770, 22nd floor, Santiago, in coordination with Banco de Crédito e Inversiones S.A. (“BCI”).  Hence, the new dividend payment procedure considers the participation of DCV Registros S.A., BCI and our Company.

Board Appointments and Committees

The following resolutions were adopted at the Regular Board of Directors Meeting held April 24, 2007:

1.

Mr. Juan Claro was ratified in his position of Chairman of the Board of the Company.

2.

Mr. Salvador Said Somavía was appointed new Vice-Chairman of the Board of the Company.

3.

The Executive Committee was elected, comprised of regular directors José Antonio Garcés Silva, Arturo Majlis Albala, Gonzalo Said Handal and Salvador Said Somavía.

This Committee is also comprised, by virtue of office, by Mr. Juan Claro González, Chairman of the Board, and Mr. Jaime García Rioseco, Chief Executive Officer of the Company.

4.

The current composition of the Article 50-bis Directors Committee (pursuant to the Companies Law) was ratified, which will continue to be comprised of Regular Directors Juan Claro González, José Antonio Garcés Silva and Heriberto Urzúa Sánchez.  Mr. Claro will continue to be the Chairman of this Committee.

5.

The current composition of the Audit Committee under the U.S. Sarbanes–Oxley Act was ratified, which will continue to be comprised of regular directors Juan Claro González, José Antonio Garcés Silva and Heriberto Urzúa Sánchez.  Mr. Claro will continue to be the Chairman of this Committee.

6.

Mr. Pedro Pellegrini Ripamonti, Corporate Legal Manager, was appointed representative or person authorized to receive notifications in absence of Mr. Renato Ramírez Fernández, General Manager.

Legal Strike – Chilean Operations

Embotelladora Andina S.A. informs that Workers’ Union N° of our Company’s Chilean Operations has entered into a legal strike on this date, Wednesday June 6, 2007, within the framework of renewing the Collective Bargaining Agreement.  The strike involves 222 workers affiliated to Workers’ Union N°1 of a total of 886 who work at the Company’s Chilean Bottling facility. The Collective Bargaining Agreements of the other Unions of the Company’s Chilean operations are in full force and effect and the remaining employees are working normally.

The Company has implemented timely measures to maintain all commercial and production activities in order to supply the market accordingly.

End of Legal Strike – Chilean Operations

Embotelladora Andina S.A. informs that the strike that had been called on June 6, 2007, by its Union No. 1 (comprised of 223 workers out of a total of 886 who work for the company) has ended on June 26, 2007.  With this, the Company and all of its workers have resumed their job functions under complete normality.

Review of Concentrate Price – Chilean Operations

At a special board meeting held August 20, 2007, it was disclosed that The Coca-Cola Company (TCCC) advised its intent to revise the "concentrate price" in Chile.  This price is a percentage rate applied on beverage sales revenues under the franchise agreement.  TCCC intends to increase that concentrate price as of January 1, 2008 in respect of revenues from the incremental sales over the 2007 sales value.  The prevailing concentrate price would thus be applied to the amount of the Andina Chilean franchise's total sales for as much as the equivalent to the 2007 sales revenues.  Since the effect of this potential measure cannot yet be determined nor the way in which it will ultimately be applied, Andina will disclose the outcome of these conversations once the negotiation process has concluded.

Joint Venture Agreement of our Brazilian subsidiary Rio de Janeiro Refrescos Ltda.

On October 4, 2007, a Joint Venture Agreement (hereinafter, "JV") was signed in Brazil whereby our subsidiary, Rio de Janeiro Refrescos Ltda. ("RJR") has associated to all Coca-Cola bottlers in Brazil in a company whose purpose is to exploit the juice market in such country, called "MAIS INDUSTRIA DE ALIMENTOS S.A." ("Sucos Mais"). The JV in Sucos Mais will be made up as follows: 50% by the 18 Coca-Cola bottlers in Brazil and 50% by the company representing Coca-Cola in such country (called "Recofarma Indústria do Amazonas Ltda.").  The contribution of RJR to the JV in the company Sucos Mais will amount to R$12,816,851 (twelve million eight hundred and sixteen thousand eight hundred and fifty one reales), which was invested on October 4, 2007 and will enable obtaining an interest of 7.35% in the corporate capital of Sucos Mais in 2008.

Dividends distributed during the 2007 period

Number	Payment Date	Ch$ per Series A shares	Ch$ per Series B shares
154	January 31, 2007	5.60	6.16
155	April 26, 2007	11.120	12.232
156	July 5, 2007	65.190	71.709
157	July 26, 2007	7.00	7.70
158	October 24, 2007	7.00	7.70

No other significant events of a financial or any other nature have occurred between December 31, 2007 and the issuance date of these financial statements that affect or may affect the assets, liabilities and/or income of the Company.

Analysis of Results for the Fourth Quarter of 2007 and the Year Ended December 31, 2007

 Highlights

-

Operating Income reached US$87.3 million during the fourth quarter 2007, increasing 11.5% compared to the same period of 2006.  Operating Margin was 21.8%.

-

Consolidated Sales Volume for the fourth quarter amounted to 132.6 million unit cases, an increase of 8.0% during the quarter.

-

Fourth quarter EBITDA totaled US$102.2 million, representing an increase of 8.8% compared to the fourth quarter 2006. EBITDA Margin was 25.6%.

-

Consolidated Operating Income reached US$232.4 million during the full year ended December 31, 2007, 13.0% higher than the figure for the full year ended December 31, 2006.  Operating Margin was 18.1%.

-

Consolidated Sales Volume for the full year ended December 31, 2007 totaled 441.3 million unit cases, an increase of 6.3% compared to 2006.

-

Consolidated EBITDA for the full year ended December 31, 2007 amounted to US$291.1 million, an increase of 8.0%.  EBITDA Margin was 22.7%.

-

Net Income for the full year ended December 31, 2007 reached US$164.2 million, 2.2% growth with respect to 2006.

Comments from the Chief Executive Officer, Mr. Jaime Garcia R.

“In an extremely challenging year, consolidated volumes of Andina’s products exceeded  6% growth, while the company’s operating income also improved, led once again by the excellent results obtained in the company’s Brazilian operations.  It is especially rewarding to see how everybody’s efforts with regards to Andina’s progress have rendered positive results.  Once again, the company reaffirms its commitment to continuously seek value added opportunities.”

CONSOLIDATED SUMMARY

Full Year ended December 31, 2007 vs. Full Year ended December 31, 2006

During the full year ended December 31, 2007, the Company reported solid results due to growth in volume, increases in real prices and positive macro-economic surroundings. The average 10.3% appreciation of the Brazilian real had a positive impact over Andina’s dollar-denominated costs and the translation of figures.  On average, the Chilean peso appreciated 1.2%, while the Argentine peso posted 1.4% depreciation.

Consolidated Sales Volume amounted to 441.3 million unit cases, an increase of 6.3%.  Soft Drinks increased 5.4%, while the Juices, Waters and Beer categories together increased 16.9%.

Net Sales amounted to US$1,281.3 million, 8.4% higher than 2006.  This was a result of higher volumes and price adjustments along with a favorable exchange rate in Brazil upon the translation of figures.

Cost of Sales per unit case decreased 1.3% compared to 2006, mainly due to the decrease of PET resin costs and the positive effect of currency revaluations, partially offset by an increase in the costs of sugar and labor.

On the other hand, SG&A expenses increased 13.4% as a result of higher volumes, increases in advertising expenses, and freight fees, which rose due to higher labor costs and fuel prices.

Consolidated Operating Income amounted to US$232.4 million, a 13.0% increase compared to 2006. Operating Margin was 18.1%, an increase of 70 basis points.

Consolidated EBITDA amounted to US$291.1 million, an increase of 8.0%. EBITDA Margin was 22.7%.

Fourth Quarter 2007 vs. Fourth Quarter 2006

Consolidated Sales Volume for the fourth quarter 2007 reached 132.6 million unit cases, an 8.0% increase compared to the same period of 2006.

Net Sales amounted to US$399.5 million, representing a 10.8% improvement compared to the fourth quarter 2006, mainly due to increased volumes and a significant increase in average income in Brazil.

Cost of Sales per unit case increased 3.2%, best explained by the previously-mentioned circumstances of 2007.

SG&A expenses increased 25%, as a result of increased volumes, higher freight fees and the increase in advertising expenses, particularly in Brazil.

Consolidated Operating Income amounted to US$87.3 million, an 11.5% increase compared to the fourth quarter 2006. Operating Margin was 21.8%.

Finally, consolidated EBITDA amounted to US$102.2 million, an 8.8% improvement compared to the same period of 2006. EBITDA Margin was 25.6%.

SUMMARY BY COUNTRY

CHILE

Full Year ended December 31, 2007 vs. Full Year ended December 31, 2006

During 2007, Sales Volume amounted to 151.3 million unit cases, 5.3% growth best explained by the significant launch of Coca-Cola Zero (already representing over 7% of the soft drinks portfolio in Chile) and the growth of the Juice category (+18%, other launches in 2007 were Nestea and Andina Gold 100%), also impacted by the severe winter of 2007. The increase of Soft Drink volumes was 4.1%, while the Juices and Waters segment was 10.7%.

Net Sales amounted to US$492.4 million, a 3.6% improvement compared to 2006, as a result of higher volumes along with slightly lower prices in real terms compared to 2006.

Operating Income was 2.8% higher than the figure reported in 2006, amounting to US$114.9 million.  Operating Margin was 23.3%.

EBITDA amounted to US$140 million, similar to that of the previous year. EBITDA Margin was 28.5%.

Fourth Quarter 2007 vs. Fourth Quarter 2006

During the fourth quarter 2007, Sales Volume amounted to 46.6 million unit cases, 7.8% growth compared to the same period of 2006. Soft Drinks increased by 5.5% (highlighted by the Light/Diet category), while Juices and Waters increased 19.0%. Additionally, the trial period of the New Distribution Centers in Maipú and Puente Alto began during the quarter.  In the long term, these distribution centers should add cost efficiencies in product distribution.

Net Sales amounted to US$148.4 million, growth of 2.4%, explained by increased volumes, partially offset by a decrease in average real income, mainly due to the unusually high inflation recorded for this period, totaling  2.2% for the fourth quarter (compared to historically negative, or very low figures for the fourth quarter).

Cost of Sales per unit case decreased 5.6%.  This lower cost is best explained by the decrease in the cost of PET resin and the positive effect of the revaluation of the Chilean peso, partially offset by the increase in the cost of sugar and labor.

Operating Income amounted to US$40.8 million, remaining stable compared to the fourth quarter 2006.  Operating Margin was 27.5%.

EBITDA amounted to US$47.4 million, equivalent to that of the same period of 2006.  EBITDA Margin was 32%.

BRAZIL

Full Year ended December 31, 2007 vs. Full Year ended December 31, 2006

Sales Volume amounted to 174.7 million unit cases, representing 7.5% growth for the period ended December 31, 2007.  In part, this significant growth is mainly due to the launch of Coca-Cola Zero (already representing 5% of the Soft Drinks portfolio in Brazil), as well as 32.5% growth of other categories (Juices, Waters and Beer).  Other significant launches during the period were Aquarius Fresh, Fanta Mundo and Laranja Caseira juice (homemade style).

Net Sales reached US$543.4 million, increasing 14.8% compared to 2006.  This significant increase was a result of volume growth, price adjustments and the favorable exchange rate upon the translation of figures.

Cost of Sales per unit case increased 0.5%, principally due to the translation of figures as there was a decrease in the costs of main raw materials (sugar and PET resin).  Higher freight fees and revaluation of the Brazilian real led to an increase in SG&A of 19.6%.

Operating Income increased 30.7%, amounting to US$96.6 million. Operating Margin was 17.8%, an improvement of 220 basis points.

EBITDA amounted to US$116.6 million, an increase of 22.7%, with an EBITDA Margin of 21.5%, increasing 140 basis points compared to the comparable period.

Fourth Quarter 2007 vs. Fourth Quarter 2006

Sales Volume for the fourth quarter 2007 amounted to 50.7 million unit cases, 9.3% higher compared to the volume reported in the fourth quarter 2006. The Mais Indústria de Alimentos S.A. joint venture was created during this quarter between Brazilian bottlers and The Coca-Cola Company for the purpose of producing non-carbonated beverages for the entire system in Brazil. This agreement will leverage economies of scale and increased competitiveness in a category that represents an important part of Andina’s future growth.

Net Sales reached US$172.4 million, representing a significant increase of 22.1%.  This growth along with higher volumes is explained by price adjustments during the period, as well as the appreciation of the Brazilian exchange rate, which had a positive impact upon translating figures into U.S. dollars.

Cost of Sales per unit case grew 1.3% best explained by the figure conversion effect (negatively impacting costs), along with the increase in concentrate (resulting from price adjustments) and the cost of labor.  These factors were partially offset by the decrease in the cost of sugar and PET resin.

Operating Income reached US$39.4 million, an improvement of 30.7%, while Operating Margin was 22.9%, an improvement of 160 basis points.

Finally, EBITDA amounted to US$44.5 million, a 25.3% improvement compared to the US$35.5 million recorded in the fourth quarter 2006.   EBITDA Margin was 25.8%, an increase of 70 basis points compared to the same period in 2006.

ARGENTINA

Full Year ended December 31, 2007 vs. Full Year ended December 31, 2006

Sales Volume reached 115.3 million unit cases, a 5.9% improvement compared to the Sales Volume reported in 2006.  This increase was supported by the launch of Coca-Cola Zero in the Light (Diet) segment, (representing 3.5% of the Soft Drinks portfolio), as well as an increase in salaries.

Net Sales reached US$252.1 million, representing an increase of 4.2%. This increase is explained by higher volumes and price adjustments that took place during the period, partially offset by the effect of figure translation due the devaluation of the Argentine peso (1.4% on average for the period).

Cost of Sales per unit case decreased 5.6% due to the restatement of 2006 figures in accordance to the CPI.  However in local currency, there was an increase in the price of sugar, partially offset by lower PET resin costs.  SG&A increased 13.8% mainly due to volumes and higher salaries.

Operating Income amounted to US$26.6 million, representing a 5.4% increase. Operating Margin was 10.4%, 10 basis points higher than 2006.

EBITDA reached US$39.3 million.  EBITDA Margin amounted to 15.6%.

Fourth Quarter 2007 vs. Fourth Quarter 2006

Sales Volume for the fourth quarter 2007 increased 6.6%, reaching 35.2 million unit cases.

Net Sales reached US$80.3 million, representing an increase of 5.7% compared to the fourth quarter 2006.  This improvement is explained by increased volumes, partially offset by the figure translation effect due to the devaluation of the Argentine peso.

Cost of Sales for the quarter was similar to the figure for 2006.

Operating Income amounted to US$9.8 million. Operating Margin was 12.2%, 60 basis points lower than the fourth quarter 2006.

Finally, EBITDA reached US$13.0 million, remaining stable compared to the fourth quarter 2006.  EBITDA Margin was 16.2%, a decrease of 110 basis points compared to the fourth quarter 2006.

NON-OPERATING RESULTS

Full Year ended December 31, 2007 vs. Full Year ended December 31, 2006

Non-Operating Results totaled a loss of (US$14.0) million, a 10.3% decrease compared to the accumulated loss of (US$15.7) million recorded in 2006.

Income Tax increased significantly, mainly due to Brazil and Argentina having exhausted their tax loss carry forwards, as well as  increased earnings growth contributed by those countries.

Net income amounted to US$164.2 million, an increase of 2.2% compared to the figure recorded in 2006.

ANALYSIS OF THE BALANCE SHEET

As of December 31, 2007, the Company’s financial assets amounted to US$280.0 million. These represent cash, investments in mutual funds, time deposits, and U.S. Treasury bonds.  With the “Cross-Currency Swap”

agreements currently in full force, and effect 67.3% of our financial assets are denominated in UFs  (Chilean Inflation Indexed Currency), while 15.3% is denominated in U.S. dollars.

On the other hand, the Company’s total debt was US$169.5 million, with an average annual rate of 6.48% on Chilean peso-denominated (UF) debt, and an average real annual rate of 7.63% on U.S. dollar-denominated debt.  The UF-denominated debt represents 94.4% of total debt, while U.S. dollar-denominated debt represents 1.2%.

As a result, the Company holds a positive net cash position of US$110.5 million.

II.

 Main Indicators

The main indicators contained in the table reflect for both periods the solid financial position and profitability of Embotelladora Andina S.A.

Indicators	Unit	Dec-07	Dec-06	Dec 07 vs. Dec 06
Liquidity
Current Ratio	Times	1.92	1.30	0.62
Acid Tests	Times	1.72	1.12	0.60
Working Capital	MCh$	27,405	23,827	3,578
Activity
Investments	MCh$	56,024	39,743	16,282
Inventory turnover	Times	13.60	15.42	-1.81
Days of inventory on hand	Days	26.46	23.35	3.11
Indebtedness
Debt to equity ratio	%	92.22%	86.94%	5.28%
Short-term liabilities to total liabilities	%	53.48%	52.86%	0.62%
Long-term liabilities to total liabilities	%	46.52%	47.14%	-0.62%
Interest charges coverage ratio	Times	23.73	23.50	0.23
Profitability
Return over equity	%	28.32%	27.10%	1.23%
Return over total assets	%	14.94%	14.15%	0.79%
Return over operating assets	%	32.80%	30.72%	2.08%
Operating income	MCh$	115,494	102,241	13,254
Operating margin	%	18.14%	17.41%	0.73%
EBITDA[1]	MCh$	148,941	137,382	11,559
EBITDA margin	%	23.39%	23.40%	0.00%
Dividends payout ratio - Series A shares	%	7.16%	6.61%	0.55%
Dividends payout ratio - Series B shares	%	7.33%	6.72%	0.60%

1Earnings before income taxes, interests, depreciation, amortization and extraordinary items.

Liquidity indicators improve due to an increase of short term assets during the period, resulting from reclassifying long term financial assets to short term, due to the sale of long term corporate bonds which where reinvested in marketable securities and short term time deposits.

Indicators of indebtedness reflect a slight improvement mainly due to a decrease in shareholders’ equity resulting from the payment of an additional dividend during July 2007.  During the period net financial expenses amounted to Ch$4,775 million and earnings before interests and taxes amounted to Ch$113,290 million, achieving an interest coverage of 23.3 times, significantly higher than the previous period.

At year end 2007, operating profitability indicators and profitability over equity benefited from the reasons mentioned in paragraph I, along with a decrease in shareholders’ equity resulting from the extraordinary dividend payment during July 2007.

III.

 Analysis of Book Values and Present Value of Assets

With respect to the Company’s main assets the following should be noted:

Given the high rotation of the items that compose working capital, book values of current assets are considered to represent market values.

Fixed asset values in the Chilean companies are presented at restated acquisition cost. In the foreign companies, fixed assets are valued in accordance with Technical Bulletin N° 64 issued by the Chilean Institute of Accountants (controlled in historical dollars).

Depreciation is estimated over the restated value of assets along with the remaining useful economic life of each asset.

All fixed assets that are considered available for sale are held at their respective market values.

Investments in shares, in situations where the Company has a significant influence on the issuing company, are presented following the equity method. The Company’s participation in the results of the issuing company for each year has been recognized on an accrual basis, and unrealized results on transactions between related companies have been eliminated.

In summary, assets are valued in accordance with generally accepted accounting standards in Chile and the instructions provided by the Chilean Securities Commission, as shown in Note 2 of the Financial Statements.

IV.

 Analysis Of The Main Components Of Cash Flow

Cash Flow (MCh$)	Dec-07 MCh$	Dec-06 MCh$	Variation MCh$	Variation %
Operating	137,139	136,314	825	1%
Financing	-90,737	-120,627	29,890	25%
Investment	31,446	6,425	25,021	-389%
Net cash flow for the Period	77,848	22,112	55,736	-252%

The Company generated positive net cash flow of MCh$77,848 during the quarter, analyzed as follows:

Operating activities generated a positive cash flow of MCh$137,139 representing a positive variation of MCh$825 mainly explained by increased collections from clients and partially compensated by higher income taxes and other taxes due to better results obtained regarding the previous year.

Financing activities generated a negative cash flow of MCh$90,737; with a positive variation of MCh$29,890 regarding the previous year, mainly because of lower net payments of bank liabilities compared to the same period of 2006.

Investment activities generated a positive cash flow of MCh$31,446 with a positive variation of MCh$25,021 regarding the previous year, mainly explained by higher sales of investments in financial instruments during the current year, and which was partially offset by higher investments in property, plant and equipment, and higher permanent investments during 2007.

V.

Analysis Of Market Risk

Interest Rate Risk

As of December 31, 2006 and 2007, the Company held 100% of its debt obligations at fixed-rates.  Consequently, the risk fluctuation of market interest rates regarding the Company’s cash flow remains low.

Foreign Currency Risk

Income generated by the Company is linked to the currencies of the markets in which it operates.  For the period the breakdown for each is the following:

Chilean peso:

38%

Brazilian real:

42%

Argentine peso:

20%

Since the Company’s sales are not linked to the United States dollar, the policy adopted for managing foreign exchange risk, this is the mismatch between assets and liabilities denominated in a given currency, has been to maintain financial investments in dollar-denominated instruments, for an amount at least equivalent to the dollar-denominated liabilities.

Additionally, it is Company policy to maintain foreign currency hedge agreements to lessen the effects of exchange risk in cash expenditures expressed in US dollars which mainly correspond to payment to suppliers for raw materials.

Accounting exposure of foreign subsidiaries (Brazil and Argentina) for the difference between monetary assets and liabilities, those denominated in local currency, and therefore, exposed to risks upon translation to the US dollar, are only covered when it is foreseen that it will result in significant negative differences and when the associated cost of said coverage is deemed reasonable by management.

Commodity Risks

The Company faces the risk of price changes in the international markets for sugar, aluminum and PET resin, all of which are necessary raw materials for preparing beverages, and that altogether represent between 25% and 30% of our operating costs. In order to minimize and/or stabilize such risk, supply contracts and advanced purchases are negotiated when market conditions are favorable.  Likewise commodity coverage instruments have also been utilized.

This document may contain forward-looking statements reflecting Embotelladora Andina SA’s good faith expectations and are based upon currently available data; however, actual results are subject to numerous uncertainties, many of which are beyond the control of the Company and any one or more of which could materially impact actual performance.  Among the factors that can cause performance to differ materially are:  political and economic conditions on consumer spending, pricing pressure resulting from competitive discounting by other bottlers, climatic conditions in the Southern Cone, and other risk factors applicable from time to time and listed in Andina’s periodic reports filed with relevant regulatory institutions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.

By: /s/ Osvaldo Garay

Name:   Osvaldo Garay

Title:    Chief Financial Officer

Santiago, April 8, 2008